United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

Press Release
Shares owned by Board Members, Fiscal Council, Executive Directors and principal shareholder on March 30, 2007 (aggregate).
Company: Companhia Vale do Rio Doce
Board Members

			%
Type of	Characteristic of the security	Quantity	Same	Total
security			class of	capital
			shares

Shares	PN	15,631	—	—
Shares	ON	682	—	—
Company: Companhia Vale do Rio Doce
Executive Directors

			%
Type of	Characteristic of the security	Quantity	Same	Total
security			class of	capital
			shares

Shares	PN	311.912	0.03	0,01
Shares	ON	57,798	—	—
Company: Companhia Vale do Rio Doce
Audit Committee Members

%
Type of	Characteristic of the security	Quantity	Same	Total
security			class of	capital
shares

Shares	PN	—	—	—
Shares	ON	—	—	—
Company: Companhia Vale do Rio Doce
Principal Shareholder (Valepar S.A.)

			%
Type of	Characteristic of the security	Quantity	Same	Total
security			class of	capital
			shares

Shares	ON	784,294,266	52.3	32

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations